Exhibit 99.2

May 10, 2008
Mr. Louis Blumberg
AFB Fund, LLC
2050 Center Street
Fort Lee, NJ 07024

Dear Louis:

As we have discussed, I am the holder of the majority of the outstanding shares of Series A Convertible Preferred Stock (the “Series A Preferred”) of Cambridge Heart, a Delaware corporation (“Cambridge Heart”), and I am thereby entitled to designate a director of Cambridge Heart.

As we have further discussed, AFB has submitted a stockholder proposal (regarding eliminating those provisions of the Certificate of Incorporation that provide for a staggered Board of Directors and creating four-year term limits upon director service on the Board of Directors) to be considered at the 2008 Annual Meeting and included in Cambridge Heart’s proxy statement. In consideration for AFB’s withdrawal of its proposal and entry into a settlement agreement with Cambridge Heart, I hereby agree to do the following:

1. As soon as is practicable, you and I shall nominate a director nominee of the Series A Preferred; and

2. As the holder of a majority of the outstanding shares of the Series A Preferred, I will vote for such nominee in order to cause such nominee to be elected to the Cambridge Heart Board of Directors.

If this letter accurately sets forth our agreement regarding the matters addressed herein, please sign and return the enclosed copy of this letter to me.

Very truly yours,

/s/ Robert Khederian
Robert Khederian

ACCEPTED AND AGREED TO:

AFB FUND, LLC

By:	/s/ Louis Blumberg
Louis Blumberg Manager